

October 15, 2009

Sent via U.S. mail and facsimile to (727) 471-0001

Stan B. McClelland
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

> **RE:** **First Community Bank Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-50357**

Dear Mr. McClelland,

We have reviewed your letter filed on October 8, 2009 and have the following comment. Where indicated, we think you should revise your document in response to these comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings *and* provide a draft of your proposed disclosures. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 8. Income Taxes, page F-27

1.   We note your response and proposed disclosure to prior comments 6 and 7 in our comment letter dated September 23, 2009 related to your deferred tax assets. However, it does not appear you have provided sufficient positive objective evidence to support your conclusion that no allowance was necessary. We re-emphasize paragraphs 23 and 24 of SFAS 109 (FASB ASC 740-10-30-21 & 22), and note the difficulty in arriving at a conclusion that no valuation allowance is required when there is negative evidence, such as a three-year cumulative net loss status. Based on the assertion in your response to prior comment 7 that you expect to record a net loss for the third quarter of 2009 of $2.3 million, it appears that you will be in a three-year cumulative net loss status as of September 30, 2009. Further, in your response to prior comment 6, you state that the magnitude of your loan loss provision charges are due to an unusual and infrequent downturn in the economy, which would appear to qualify as additional negative evidence such as "unsettled circumstance that could adversely affect future operations and profit levels," as outlined in paragraph 23.c of SFAS 109. Please address the following:

   a. Please provide us with additional information (for each period ended December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009), including but not limited to, financial projections used, a discussion of the significant assumptions used in those projections, and any other positive objective evidence, to support your conclusion that a deferred tax asset valuation allowance was not needed at those dates.

   b. Further, identify the changes in your projections for future periods that were prepared as of those dates. Discuss the extent to which your projections were negatively adjusted to incorporate new information, and identify how you considered that history as negative evidence in your conclusion that no allowance was necessary.

   c. You state in your response that "The Company forecasts taxable income sufficient to realize the tax benefit of existing deductible temporary differences and carry-forwards that primarily compose the deferred tax asset by 2013." Tell us how you determined a projection extending up to a four-year timeline is appropriate in light of the volatility in your recent earnings as well as the volatility in the credit markets.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief